

March 21, 2012

Via E-mail
Terry B. Anderton
Chief Executive Officer and Chief Financial Officer
Trunity Holdings, Inc.
15 Green Street
Newburyport, Massachusetts 01950

> **Re:** **Trunity Holdings, Inc.**
> **Amendment No. 1 to Current Report on Form 8-K**
> **Filed March 13, 2012**
> **File No. 0-53601**

Dear Mr. Anderton:

We have reviewed your amended filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Forward-Looking Statements, page 13

1. We note your response to comment 9 in our letter dated February 23, 2012, and we reissue that comment. Because you are an issuer of penny-stock, the safe harbor in Section 21E of the Securities Exchange Act does not apply to you. Please revise to delete all mention of Section 21E.

Security Ownership of Certain Beneficial Owners and Management, page 17

2. We note your response to comment 11 in our letter dated February 23, 2012. It is not clear where the changes to the disclosure were made in response to this comment. Furthermore, it appears from your response and from footnote 1 to the beneficial ownership table that Mr. Les Anderton should be listed as the beneficial owner of the

shares pertaining to Aureus Investments. Please revise the table accordingly or clarify in your response to us why this change is not appropriate under the beneficial ownership rules. Also tell us in your response how you arrived at the number 7,247,683 in the third paragraph of this section.

Certain Relationships and Related Transactions, and Director Independence

3.   We note your response to comment 14 in our letter dated February 23, 2012. Please revise to clarify what definition of independence has been used to determine the independence of your directors. Refer to Item 407(a)(1)(ii).

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Gregory Dundas, Attorney-Advisor, at (202) 551-3436, Paul Fischer, Attorney-Advisor, at (202) 551-3415, or me at (202) 551-3810 with any questions.

Sincerely,

/s/ Larry Spirgel

Larry Spirgel
Assistant Director